Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

Under the Securities Exchange Act of 1934, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

Date: February 15, 2019

The following notice was sent to participants in General Electric Company‘s Long-Term Incentive Plan:

GE Long-Term Incentive Plan (“LTIP”)

Notice to Participants

February 15, 2019

Due to the spin-off of GE Transportation and its subsequent merger with Westinghouse Air Brake Technologies Corporation (“Wabtec”), GE’s Management Development & Compensation Committee has approved anti-dilution adjustments to all outstanding GE equity awards granted under the 1983, 1990 and 2007 Long-Term Incentive Plans (the “Plans”) to preserve the value of awards for recipients.

How will my account be impacted?

Following the close of the merger, GE will determine the adjustment factor that is to be applied to the number of shares of GE common stock subject to outstanding GE equity awards and, where applicable, the corresponding adjustment to the strike price of outstanding GE stock options. This adjustment factor will be based upon the change in the fair market value of GE common stock before and after the merger and will not be known until after the closing. These adjustments have been approved by the Management Development & Compensation Committee and are intended to prevent dilution of the benefits available to participants under the Plans and to preserve the aggregate fair market value of outstanding awards. You will be able to see the adjustment factor after the closing through UBS’s One Source website where you normally are able to find information on your existing equity awards.

Administrative Blackout Period

In order to update equity records at UBS, all participant accounts will be restricted from certain transactions for a period starting after the NYSE closes on the closing date (expected to be February 25 through March 6, 2019) (“Blackout Period”), as described in this notice.

To understand the transaction fully, you should carefully read this notice and the additional materials, including the prospectus (the “Prospectus”) contained in the Form S-4 registration statement filed by Wabtec with the Securities and Exchange Commission (which is available on the Securities and Exchange Commission’s website at www.sec.gov). These materials do not constitute investment, legal or tax advice. As with any major financial decision, please also consider consulting a personal financial advisor.

Important Dates

2-25-2019

➢  Last day to exercise GE Stock Options prior to the Blackout Period

At the close of regular trading on the New York Stock Exchange (typically 4:00 pm Eastern time):

➢  If you have a pending order to exercise GE Stock Options, it will be canceled.

➢  If you have a pending settlement of a lapse of restrictions on RSUs, settlement will be delayed until the Blackout Period ends.

➢  Equity Blackout Period begins

See section 1 of this notice.

2-27-2019 by 9:00 am Eastern Time:

➢  Adjustment factor is determined

We will announce the adjustment factor applicable to all outstanding GE equity awards following closing. This information can be found on UBS’s One Source website (OneSource.UBS.com/GE).

On or before 3-7-2019:

➢  Equity Blackout Period expected to end

You will receive an email following the Blackout Period that provides additional detail about how these changes will be reflected in your UBS Financial Services Inc. (UBS) account. Information will also be viewable on OneSource.UBS.com/GE.

If the terms of the transaction change such that your outstanding equity would not be impacted, you will be notified as soon as practicable.

This notice dated February 15, 2019 serves as an update to your grant terms and conditions and constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933. Please retain this document for future reference with those materials.

TRANSACTION CONSIDERATIONS

1.	Blackout Period

To facilitate the required anti-dilution adjustments, your outstanding GE equity awards will need to be restricted for a period of time. This “Blackout Period” is expected to begin at the close of regular trading on the New York Stock Exchange (typically 4:00 pm Eastern time) on February 25, 2019 and is expected to end on or before March 7, 2019 (unless the GE Management Development & Compensation Committee determines otherwise, in which case you will be notified of the change as soon as reasonably possible). During the Blackout Period, you will not be permitted to initiate the exercise of any GE stock options. However, you will continue to be able to transact in GE common stock that you hold through prior GE stock option exercises and/or settlement of GE restricted stock units (“RSUs”). To do so, you will need to contact UBS at (800) 325-5144 or, if outside the US, at (201) 319-0187. The UBS OneSource website will be unavailable during this time. Trades can be placed between 9:30am EST through 4:00pm EST. If you are scheduled to have a lapse of restrictions on an RSU during the Blackout Period, it will be valued as of the “Lapse Date” and settled as soon as administratively possible after the Blackout Period ends.

During the Blackout Period, any outstanding GE equity awards will remain subject to their terms and conditions as outlined in the grant agreement. It is very important that you review and consider the impact to your account during this time and in light of your inability to exercise Stock Options during the Blackout Period as described above.

2.	GE Stock Outside of the GE Long-Term Incentive Plans

This Notice applies only to grants outstanding under the Plans. If you hold GE common stock directly or if you hold GE common stock through a GE retirement plan or other arrangement, you will receive separate materials and should refer to those materials or the institution where those shares are held for more information.

ADDITIONAL INFORMATION

The Form S-4 filed by Wabtec in connection with the transaction can be found on the Securities and Exchange Commission’s website at www.sec.gov.

Additional Information About the Transactions and Where to Find It

As noted above, in connection with the proposed transaction between General Electric Company (“GE”) and Wabtec, Wabtec has filed with the SEC a registration statement on Form S-4 and a definitive proxy statement on Schedule 14A. Transportation Systems Holdings Inc., a wholly owned subsidiary of GE created for the transaction (“SpinCo”), has filed a registration statement on Form 10. This communication is not a substitute for any registration statement, prospectus or other documents GE, Wabtec and/or SpinCo may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED BY GE, WABTEC OR SPINCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these materials and other documents filed with the SEC by GE, Wabtec and/or SpinCo through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by GE, Wabtec and/or SpinCo with the SEC from the respective companies by directing a written request to GE and/or SpinCo at General Electric Company, 41 Farnsworth Street, Boston, Massachusetts 02210 or by calling 617-443-3400, or to Wabtec at Wabtec Corporation, 1001 Air Brake Avenue, Wilmerding, PA 15148 or by calling 412-825-1543.

This notice dated February 15, 2019 serves as an update to your grant terms and conditions and constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933. Please retain this document for future reference with those materials.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Wabtec and statements regarding Wabtec’s expectations about future sales and earnings. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, including future financial and operating results, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.

Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction or may require conditions, limitations or restrictions in connection with such approvals; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by GE or Wabtec, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Wabtec and SpinCo; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that shareholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including the impacts of tax and tariff programs, industry consolidation, and changes in the financial condition or operating strategies of our customers; (13) changes in the expected timing of projects; (14) a decrease in freight or passenger rail traffic; (15) an increase in manufacturing costs; (16) actions by third parties, including government agencies; (17) the risk that a government shutdown, and potential effects thereof, may affect the timing of the proposed transaction; and (18) other risk factors as detailed from time to time in GE’s and Wabtec’s respective reports filed with the SEC, including GE’s and Wabtec’s annual reports on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

This notice dated February 15, 2019 serves as an update to your grant terms and conditions and constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933. Please retain this document for future reference with those materials.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Wabtec undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

This notice dated February 15, 2019 serves as an update to your grant terms and conditions and constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933. Please retain this document for future reference with those materials.